Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT
51-102

Item 1.	Reporting Issuer:

Richmont Mines Inc. (the « Corporation »)
161, avenue Principale
Rouyn-Noranda (Québec) J9X 4P6

Item 2.	Date of Material Change:

April 27, 2016

Item 3.	Press Release:

A press release with respect to the material change referred to this report was issued by the Corporation on April 27, 2016 through the facilities of CNW and filed on the System for Electronic Document Analysis and Retrieval (« SEDAR »).

Item 4.	Summary of Material Change:

Richmont Mines announces that Greg Chamandy has resigned his position from the Richmont Board of Directors (the “Board”) effective immediately and will not stand for re-election at the Corporation’s Annual General Meeting scheduled for May 12, 2016.

Item 5.	Full Description of Material Change:

Please see the attached press release.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

This report is not being filed on a confidential basis.

Item 7.	Omitted Information:

No information has been omitted under this material change report.

Item 8.	Executive Officer:

Mélissa Tardif
Lawyer and Corporate Secretary
Tel.: 819 797-2435 ext. 228
Fax: 819 797-0166
E-mail: mtardif@richmont-mines.com

Item 9.	Date of Report:

April 27, 2016

Richmont Mines Announces the Resignation of Greg Chamandy
from the Board of Directors

TORONTO, Ontario, Canada, April 27, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) has announced that Greg Chamandy has resigned his position from the Richmont Board of Directors (the “Board”) effective immediately and will not stand for re-election at the Corporation’s Annual General Meeting scheduled for May 12, 2016.

“I would like to thank Greg for his contributions to Richmont and the Board over the past seven years. Under his stewardship, we have put in place a strong management team that is creating significant shareholder value.” stated René Marion, Chairman of the Board. He continued, “On behalf of the Board, I would like to thank Greg for his contributions and wish him all the best with his future endeavors. The Board, through its Governance and Nominating Committee, will lead the process of identifying a new independent Board member with the objective of further strengthening the Board.”

About Richmont Mines Inc.
Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Richmont Mines Inc.
Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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RICHMONT MINES INC.	PRESS RELEASE | Page 1